Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

During its third quarter 2011 earnings conference call on October 28, 2011, Constellation Energy presented the following slides and comments related to the merger with Exelon.

8
• February and August events validate matching generation with load, a key strategic benefit of our merger with Exelon
– Exelon owns approximately 3,500 MW of gas-fired capacity in ERCOT
• Procure additional hedge coverage in the form of “extra” generation and bilateral hedge products
– Expect opportunity for higher volumes and margins as market prices in risk evidenced by extreme August price volatility
• CEG’s diverse market presence mitigates exposure to specific regional anomalies
Takeaways from Texas Weather Event
While extremely difficult for CEG, Texas event validates the merits of proposed merger with Exelon and signals future opportunities

Constellation Energy
The way energy works.

Shareholder
Maryland Public Service Commission (PSC)
Federal Energy Regulatory Commission (FERC)
Department of Justice (DOJ)
Nuclear Regulatory Commission (NRC)
Federal Communications Commission (FCC)
New York State Public Service Commission (NY PSC)
Public Utility Commission of Texas (PUCT)
Massachusetts Department of Public Utilities (MA DPU)
File
Approve
Approved

Merger Process Continues
9
Regulatory proceedings progressing well and merger on track for Q1 2012 close
• Merger approval process on
schedule
– Review of S-4 completed
by SEC; shareholder vote
scheduled for November
17, 2011
– Additional testimony
provided to MD PSC;
Status conference
scheduled today;
hearings to begin next
week
– Approvals from FERC,
DOJ, NRC and NY PSC
remain on track
Stakeholder
Q3 Q2 Q4 Q1 12

C O R P O R AT E   PA R T I C I P A N T S

Sandra Brummitt — Constellation Energy Group Inc — IR

Mayo Shattuck — Constellation Energy Group Inc — Chairman, President, CEO

Jack Thayer — Constellation Energy Group Inc — SVP, CFO

P R E S E N T A T I O N

Sandra Brummitt — Constellation Energy Group Inc — IR

Thank you. Welcome to Constellation Energy’s third-quarter earnings call. We appreciate you being with us this morning. With me here in Baltimore today are Mayo Shattuck, Chairman, President and Chief Executive Officer, and Jack Thayer, Senior Vice President and Chief Financial Officer. Mayo and Jack will provide you their perspectives on our performance for the quarter as well as our expectations for the future. Following their remarks, we’ll take your questions.

Please turn your attention to Slide 2, a reminder that our comments today will include forward-looking statements, which are subject to certain risks and uncertainties. For a complete discussion of these risks, we encourage you to read our documents on file with the SEC. Our presentation is being webcast and the slides are available on our website, www.Constellation.com.

. . .

Turning to Slide 4 — we will discuss our pending merger with Exelon during this presentation. In connection with the merger, we provided to our shareholders a joint proxy statement, prospectus and other relevant documents in connection with the proposed merger of Exelon and Constellation Energy. We urge investors to read the joint proxy statement, prospectus, and any other relevant documents which contain important information about Exelon, Constellation Energy and the proposed merger. With that, I would like to turn the time over to Mayo.

Mayo Shattuck — Constellation Energy Group Inc — Chairman, President, CEO

. . . Let’s now turn to a key area of focus for the year, progressing with our merger with Exelon. Turning to Slide 9. During the quarter, we continued to make considerable advances through the approval and integration processes. The SEC completed its review of the merger proxy, which has been mailed to our shareholders in advance of the November 17 shareholder vote. Elsewhere on the regulatory front, we have received merger clearance from the Public Utility Commission of Texas and the Massachusetts Department of Public Utilities. We expect to hear from the New York State Public Service Commission this quarter, and in Maryland, the intervener’s’ testimonies were filed with the Maryland PSC in mid-September. We carefully reviewed the testimonies and proposals and filed additional testimony in October.

Today’s, status conference will provide additional insight into the process. We’ve already reached a settlement with the PJM market monitor on market power issues. We look forward to continuing the dialogue through formal live hearings, which will begin next week. Under the schedule that the Maryland PSC has established, we expect an order— still expect an order by January 5. On the federal level, we’re awaiting the completion of review by the Federal Energy Regulatory Commission, the Department of Justice, and the Nuclear Regulatory Commission. We expect FERC approval this quarter and DOJ and NRC approvals by January.

Internally, we moved into the organization design phase of our integration planning. As many of you already know, the senior leadership team of the combined company was named in September and we expect future leadership announcements as we get closer to the merger close. In summary, the challenges experienced this quarter at BGE and in Texas further highlight the rationale for our merger, which will allow us to share best practices across utilities and match Exelon’s generation fleet with Constellation’s leading customer facing retail and wholesale platform, which will benefit customers, shareholders, and all stake holders. With that, let me turn the presentation over to Jack for the financial review.

. . .

Q U E S T I O N S   A N D   A N S W E R S

Ameet Thakkar — BofA Merrill Lynch — Analyst

Good morning. Mayo, real quickly, we’ve seen a lot of testimony and filings at the Maryland Public Service Commission in support of the merger. But could you just kind of quickly run through how you see what the main issues are that you think need to be addressed in Maryland and what the — what is it the MPSC and at the governor’s office — where do you think that they stand and what are the key issues that you see needing to be addressed over the next couple of months?

Mayo Shattuck — Constellation Energy Group Inc — Chairman, President, CEO

Sure. I think as we’ve discussed at the last call, maybe 2 calls, we spent a considerable amount of time in advance of the merger trying to assess what we thought the parties would be most interested in, such that the merger would be perceived in Maryland as beneficial to the BGE customer, as well as other stakeholders in the state. So, our conclusion from all of that was that we needed to have a meaningful rate credit. We know the state in particular is very interested in the renewable area. And thirdly, I guess I would place jobs as being the topic de jour. And in particular the impact of locating what we perceive to be the growth businesses of the Company here in Baltimore. And really based off of our front-end marketing operations that have been built here over the last 10 years or so and which have more than a thousand people working in it. When we put the package together, we felt that we were being very responsive to these and a few other lesser considerations.

I think in our discussions, given the aggregate value of this package, it is substantial, it’s clearly way in advance of what was agreed to in the First Energy and Allegheny mergers, which we could at least use as a proxy to help develop some of our strategies on this front. But I think we’ve been very pleased by the receptivity to the original package in these areas. Everyone has different views on it, as you can imagine. I do think that, you know, probably the most substantial ask in the equation that will be debated over the course of the next couple weeks has to do with the renewable commitment within the state and I suspect there will be plenty of debate about that. In general, I think we’ve been very pleased by the response, at the level of support that’s been sent in to the PSC in advance of the hearings. I think we’re going to have a healthy — I know it will feel like a noisy debate for a few weeks, but I think it will be a healthy one and we’re very optimistic about how the proceedings will go.

Ameet Thakkar — BofA Merrill Lynch — Analyst

Okay, Mayo. Certainly appreciate the comments on the renewable, but just to clarify, do you guys view the Maryland Public Service Commission’s RFP for additional gas generation as a kind of a separate and distinct process from the merger approval?

Mayo Shattuck — Constellation Energy Group Inc — Chairman, President, CEO

Well, I think that is actually a tough question. I guess the answer is, in theory, yes. I think they are separate issues. I wouldn’t be surprised to see, in the course of the hearings, attempts to integrate them. As you may know, there has been an interest on the part of the state to actually change the specifications of the RFP to include things other than gas. So there’s, I would say, a little bit of a wrinkle in terms of the input from constituents in Maryland as to where that’s headed. And I, I believe that the commission has signaled, at least from a timing standpoint, that this is an issue to be dealt with after the conclusion of our merger hearings.

We may hear a little bit about it in that context, but, as you know, our position as a Company and Exelon’s, too, has been to be a strong advocate for competitive markets. And when we do get into that RFP process, I think you’re going to hear a lot of different views as to the economic impact of approaching new generation in this way and I can see the commission coming to any number of different conclusions about this, so it’s very hard to speculate. When they see what the cost is submitted of new generation, we may find that’s an unacceptable option from their standpoint or we may find that they open it up again to consider a broader set of options within the RFP beyond just what is now there, which is gas plants.

Ameet Thakkar — BofA Merrill Lynch — Analyst

Thanks, Mayo.

. . .

Jay Dobson — Wunderlich Securities, Inc — Analyst

That’s great. And then last question, on Texas, I hear you on the $0.16 loss in retail. Can we look at the other side of the ledger and sort of say what was the benefit you guys realized in Texas specifically? There’s legacy Navasota assets from this extreme heat, if we were to look into sort of a regional basis net number of the extreme weather.

Jack Thayer — Constellation Energy Group Inc — SVP, CFO

Maybe said differently, Jay, as we think about — what has us excited about the Exelon merger is the ability to leverage physical generation to manage our load positions in the state. And in terms of their contribution, no doubt the excellent performance of the 2 Navasota assets that we procured were very valuable in helping the $0.16 not be a bigger number.

I think importantly, prospectively, as we’re thinking about how we’ll manage our risk in Texas, because of the extreme volatility in that market where you can see within a span of hours prices clear from anywhere from $3,000 to $50 to $100 a megawatt hour, the ability to manage that extreme superpeak risk is best done with physical assets. As we look at Exelon’s high heat rate assets, not only are they earning important ancillary revenues, but more importantly to the extent you keep them open, and I think it would be prospectively our plan to do so, as Exelon has historically, keep those open to manage in a physical manner that superpeak exposure. What that allows us to do is to better manage the diversity of outcomes that we see and reduce the risk embedded within that ERCOT market, which is very much one of superpeak high price risk exposure during extreme volatility periods.

. . .

Paul Fremont — Jefferies & Company — Analyst

Going back to Texas, I mean, you’ll have more generation; you’ll still be short relative to the amount of supply sales. Does that mean that you ultimately need to change your options and hedging strategy, or are you going to continue to sort of be at risk for weather anomalies, either cold or hot?

Jack Thayer — Constellation Energy Group Inc — SVP, CFO

I think, Paul, what’s unique about ERCOT is really the exposure that you’re most concerned about is the superpeak and load-following exposure. And so if you look at the composition of assets in ERCOT, there is an abundance — if you look at actually the supply stack, it’s very flat until you get out to the extreme. And then it gets very steep with the high heat rate unit, such as the ones that have— sorry, Freudian — Exelon owns. As we look at our ability to manage our ERCOT exposure, it’s really the combination of those load following assets. We were very excited to see Exelon success in buying Wolf Hollow. We obviously have our Navasota assets; they have other combined cycles in Texas, as well as the superpeak plants. Those are the types of assets that are incredibly valuable in that market in helping you manage your exposure. It’s not as relevant or important to have base load exposure just because of its abundance, given the wins composition in the state.

. . .

Paul Fremont — Jefferies & Company — Analyst

Okay, and the last question for me is, in Maryland, do you see that going to a litigated final order, or is there a possibility of the party settling?

Mayo Shattuck — Constellation Energy Group Inc — Chairman, President, CEO

You know, I think there’s always the possibility. Given the timeframe we’re in right now, we’re clearly going to go into hearings. There may well be an opportunity between the end of those hearings and final order to be in some settlement discussion, but I don’t think we can count on it. So, I think the next few weeks will be sort of dynamic in that respect and we’ll see where it ends up.

Paul Fremont — Jefferies & Company — Analyst

Thank you very much.

Jack Thayer — Constellation Energy Group Inc — SVP, CFO

Thanks, Paul.

Mayo Shattuck — Constellation Energy Group Inc — Chairman, President, CEO

Thank you.

. . .

Julien Dumoulin-Smith — UBS — Analyst

Interesting, and how does the pending Exelon merger kind of integrate into your plans? I’ve noticed you guys have certainly engaged in a number of acquisitions this year. How would you think going forward, both from an acquisition perspective and from a new territory approach? I mean, would Illinois or Ohio be more so on the map now than in the past perhaps?

Mayo Shattuck — Constellation Energy Group Inc — Chairman, President, CEO

Well, I think no doubt, we view the business strategically as a growth business and a business where market share matters. We’re the leader in the business nationally and I think we completely expect to be able to build on that position. You know, we have introduced over the course of the last several years a multi-channel strategy, number one. So, in the more recent experiment on the residential side, where we have close to a million customers now, I think we’ll clearly keep expanding the penetration rate in each of our states, is moving in the right direction. We have switching rates early in their adoption phase into New Jersey and Illinois where I think there’s a lot of opportunity going forward and we will keep trying to refine that model so that the customer acquisition side of it makes sense for us. But I think we’re very committed to that and feel it’s a promising channel development for us.

At the same time, and something we keep trying to allude to, particularly in the last 2 or 3 years, is the opportunity for us to increase the scope of the business with respect to our C&I customer base. So, there have been a lot of new products introduced. The sales force has been reoriented to sell multiple products; the retail gas business is going along quite well and growing. I think the opportunity for both channel development and scope development is still very significant. When you combine that with markets that are still underpenetrated with switching rates that haven’t really yet moved on the steep part of the S-curve, I think that there’s a lot of opportunities. So, we’re approaching this as a very, very interesting growth opportunity.

The renewable component of this with our customer base is expanding quite rapidly. Solar installation, and we expect other distributed generation opportunities to come up in the years ahead. So, probably the most important strategic rationale behind the merger has to do with this match between physical generation and our front end. But at the same time, the longer term strategy has to do with customer acquisition and penetration and I think both companies are very committed to that.

Julien Dumoulin-Smith — UBS – Analyst

Great. Very much appreciate it. Quick last question here as I’m looking at the Maryland proceeding, if you will. Curious to what extent you can comment on palatability of investing in renewables. I mean, what are the puts and takes in your mind — what is the caution in your mind in committing to perhaps a little bit of a higher level of build out, if you will.

Mayo Shattuck — Constellation Energy Group Inc—Chairman, President, CEO

Well, I think we’ve put together a pretty aggressive offer of 25-megawatts on the renewable side, which would be a substantial increase in Maryland. I believe in the “FE” (First Energy) order, the number was more like 5-megawatts. And part of our assessment of what a reasonable commitment would be had to do with looking at that benchmark. So, we think that’s a good offer. Maryland is not ripe with a huge amount of resources with respect to thinking about things like wind and solar. There are some other opportunities that are a little bit less conventional in arenas like chicken litter and biofuels, and so forth, which will also be examined. But I think that we feel like we’re in a pretty good space there. We’re obviously in a market where there is some likely, or there’s importation of power now, but there’s also importation of RECs (Renewable Energy Credits) and that will likely be the case in future years. But we’ll see how that dialogue goes, but I think that we’ve — amongst a number of constituents that we’ve discussed this with, I think that they feel like our commitment is quite substantial.

Julien Dumoulin-Smith — UBS — Analyst

Great. Thank you very much.

. . .

Paul Patterson — Glenrock Associates — Analyst

. . . Okay. What I wanted to ask you is in Texas, this floor for non-spinning reserves that they discussed yesterday, I guess, of about 120 and I think 180 for online/offline, it’s a little complicated. What do you guys think would be the impact, all things being equal, or ball park obviously, of that kind of a floor being instituted in Texas?

Jack Thayer — Constellation Energy Group Inc — SVP, CFO

I would say, Paul, it’s too new for us to have done our deliberate work. I will say that certainly the experience of ourselves and probably, more specifically for other market participants, does support the value of peakers in terms of managing the variability as well as the volatility within that Texas market. Certainly we’re glad to have as part of the Exelon merger their high heat rate plants. We’re actually, even, at the early stages of analysis as to whether it might be economic to build air-derivative peakers at our existing Navasota sites. Obviously, nothing further than initial pencil work and model building, but the experience this summer definitely validates the physical value of offsetting that superpeak risk.

. . .

Brian Chin — Citigroup — Analyst

I hate to beat a dead horse here, but on the renewables question in the merger, if I understand it right, the governor’s office is actually asking or starting from a much higher request for megawatts. Could you give us a sense of, under what condition would you more strongly consider moving your offer from 25 megawatts to a higher number?

Mayo Shattuck — Constellation Energy Group Inc — Chairman, President, CEO

Well, that’s probably exactly what you would not want us to do over a call, an earnings call. I think again, the offer is very strong, but the — in the realm of renewables — you have to keep in mind that it’s also an aspect of a package of things, so that in totality, we’re talking about an offer that exceeds $250 million, of which renewables is a component. And part of this process is actually to allow the interveners and all interested parties to debate the merits of that package. So, would it surprise us that that mix changes a little bit? No. But I can’t give you any guidance, because you can’t really negotiate one component without thinking about the overall package. We highlight the fact that the state is more interested in renewables than they might be one other aspect of it, but there’s going to be another constituent that cares more about another element of it. I think in the end, that’s what the next two weeks is going to be all about and then we’ll see where it comes out.

Brian Chin — Citigroup — Analyst

Okay. That’s helpful color. I appreciate that was kind of a difficult question. Thank you, appreciate it.

Mayo Shattuck — Constellation Energy Group Inc — Chairman, President, CEO

All right, great. Well, thank you all very much and I’m sure you’ll be interested in reading the newspapers over the course of the next few weeks, and we’ll look forward to getting a positive vote on November 17 and moving towards finalizing the merger. So, thanks for all your support.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A.

Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.